Exhibit 99.(a)(1)(F)

ISLE OF CAPRI CASINOS, INC.

INDIVIDUAL STATEMENT OF OPTIONS

Isle of Capri Casinos, Inc. (“Isle of Capri”) is offering eligible directors and employees the opportunity to tender, or exchange, certain outstanding stock options for shares of restricted stock. The restricted stock will be granted under the Isle of Capri 2000 Long-Term Stock Incentive Plan (the “2000 Plan”). You may be eligible to participate in the offer because you have outstanding stock options with an exercise price greater than $10.00 and you are currently employed by Isle of Capri. Participation in the offer is voluntary and you are under no obligation to tender any of your eligible stock options.

This Individual Statement of Options highlights some of the key points of the offer. This statement is intended to provide you with information you may find useful in determining whether or not you wish to exchange each eligible option. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange, dated September 5, 2008 (the “Offer to Exchange”). Annex A contains a table showing both your individual stock option information and the associated restricted stock or cash, as the case may be. It illustrates what will happen if you choose to exchange or retain your current stock options. Please keep in mind that future performance of Isle of Capri’s stock will depend on many factors.

Once you’ve reviewed the information in this Individual Statement of Options and the Offer to Exchange, you must then complete the Letter of Transmittal to participate in the offer. On the Letter of Transmittal, you must make an election of whether or not you wish to tender your stock options, and you must sign and return the Letter of Transmittal so it is received by Isle of Capri no later than midnight, U.S. Central Time, October 2, 2008, unless the offer is extended. You may withdraw your election at any point during the election period by submitting a Notice of Withdrawal. All forms must be received before this deadline. If you do not submit an executed Letter of Transmittal by this deadline, it will be interpreted as your decision to not participate in the option exchange program and you will retain all your current stock options with their current terms. All decisions are final as of midnight, U.S. Central Time, October 2, 2008, unless the offer is extended.

If You Choose to Participate

If you choose to exchange a stock option grant through this program, you will surrender all of the exchanged, unexercised shares in that grant – exchanges for a portion of an outstanding unexercised option will not be accepted.  You may, however, exchange some of your option grants without exchanging other option grants. For each eligible option grant you elect to exchange, you will receive a new award of restricted stock or, based on your option grant’s associated exchange ratio, a cash payment. Restricted stock awards represent the right to receive shares of Isle of Capri common stock once you meet the vesting requirements. Unlike your current stock options, you will not have to pay an exercise price to receive these shares of Isle of Capri common stock.

All shares of restricted stock received in exchange for eligible options will vest on the third anniversary of their date of grant. If your position as director or employee with us terminates before your restricted stock has vested, you will forfeit any shares of restricted stock that have not vested on the date your position as director or employee terminates.  Cash payments will not be subject to a vesting schedule.  We will grant shares of restricted stock or make cash payments, as the case may be, promptly following the expiration of the offer in exchange for properly tendered options.

When your shares of restricted stock vest and your shares of Isle of Capri stock are no longer subject to forfeiture on termination of employment, you will be required to recognize the value of these shares as taxable income, unless you file an election under Section 83(b) of the Internal Revenue Code no later than 30 days after the date on which the shares are acquired. A director or an employee who properly files a Section 83(b) election will recognize ordinary income in an amount equal to the fair market value of the shares determined on the date on which they are acquired rather than on the date on which they vest.  Directors and employees who are subject to federal income taxation will be subject to taxation if they elect to exchange their eligible options for cash. Such cash payment will be treated as ordinary income in the year paid.  The tax consequences of accepting the offer are discussed in more detail under Section 14, entitled “Material U.S. Federal Income Tax Consequences”, of the Offer to Exchange.

If You Choose Not to Participate

If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive shares of restricted stock or cash and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary and you are under no obligation to participate.

What Do You Need To Do?

Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, you must complete, sign, date, and return the Letter of Transmittal as described in the Letter of Transmittal if you wish to participate in the exchange. The executed Letter of Transmittal must be received by Isle of Capri before midnight, U.S. Central Time, October 2, 2008, unless the offer is extended.

About This Program

Participation in this program involves a number of potential risks described in the Offer to Exchange. Since the stock’s future market price is unpredictable, eligible directors and employees should carefully consider these risks. It is possible for your stock options to have a greater or lesser value than the shares of restricted stock or cash, as the case may be, that you receive under the offer.

DIRECTORS AND EMPLOYEES ARE ENCOURAGED TO CAREFULLY CONSIDER THESE RISKS AND TO SPEAK WITH FINANCIAL AND TAX ADVISORS AS NECESSARY BEFORE DECIDING WHETHER OR NOT TO PARTICIPATE IN THE OFFER.

ANNEX A

ISLE OF CAPRI CASINOS, INC.

INDIVIDUAL STATEMENT OF OPTIONS

You may choose to exchange eligible stock options that were granted under our 2000 Long-Term Stock Incentive Plan. Below is a summary of your eligible stock options and either (i) the applicable exchange ratio for each option (column (d) and the number of shares of restricted stock to be granted for each option (column (e) or (ii) the amount of cash per share of common stock for which each option is exercisable (column (f) and the total amount of cash that is payable in respect of each option (column (g).  You will receive either shares of restricted stock or cash in the exchange as follows:

•                  If all of your eligible options are exchangeable for a total of 1,000 or more shares of restricted stock (even if you exchange fewer than all of your eligible options), you will receive shares of restricted stock in this offer.

•                  If all of your eligible options are exchangeable for a total of less than 1,000 shares of restricted stock, you will receive cash instead of shares of restricted stock.

If columns (d) and (e) are completed, you will receive shares of restricted stock in the exchange.  If columns (f) and (g) are completed, you will receive cash in the exchange.

				(e)	(f)	(g)
				Shares of	Cash	Total Cash
	(b)	(c)	(d)	Restricted Stock	Payment	Payment
(a)	Exercise	Number	Exchange	Issued Upon	per Option	Upon
Grant Date	Price	Outstanding	Ratio (1)	Exchange	Share	Exchange

(1) The ratio of eligible option shares to be canceled to shares of restricted stock to be granted.